Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES EXPIRATION AND SETTLEMENT OF

ITS TENDER OFFER FOR ANY AND ALL OUTSTANDING

9.375% SENIOR SECURED NOTES DUE 2022 OF CEMEX FINANCE LLC

MONTERREY, MEXICO. SEPTEMBER 27, 2017—CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) hereby announces the results of its previously announced offer to purchase for cash any and all of the outstanding 9.375% Senior Secured Notes due 2022 of CEMEX Finance LLC (“CEMEX Finance”) (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2017.

CEMEX hereby announces that as of September 26, 2017, at 5:00 p.m., New York City time (the “Expiration Time”), a total of U.S.$700,218,000 aggregate principal amount of Notes had been validly tendered and not validly withdrawn in the tender offer, representing 68.07% of the aggregate principal amount of the Notes outstanding. In addition, we have received notices of guaranteed delivery for U.S.$10,571,000 aggregate principal amount of Notes. The actual principal amount of Notes received is subject to change based on deliveries under the guaranteed delivery procedures.

CEMEX will accept for purchase on September 29, 2017 (the “Settlement Date”) all Notes validly tendered (and not validly withdrawn or rejected), including Notes delivered in accordance with the guaranteed delivery procedures. Holders whose tenders have been accepted will receive U.S.$1,050.29 for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn or rejected), plus accrued and unpaid interest, to the Settlement Date.

Following consummation of the tender offer, U.S.$317,920,000 aggregate principal amount of the Notes are expected to remain outstanding until the redemption date of October 12, 2017 (assuming all Notes for which we have received notices of guaranteed delivery are validly tendered), when such Notes will be redeemed by CEMEX Finance at the redemption price of 104.69% of principal amount plus accrued and unpaid interest to such redemption date.

HSBC Securities (USA) Inc. is acting as Dealer Manager for the tender offer (the “Dealer Manager”).

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to purchase the Notes, nor shall there be any purchase of Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or “blue sky” laws. If CEMEX becomes aware of any jurisdiction in which the making of the tender offer would not be in compliance with applicable laws, CEMEX will make a good faith effort to comply with any such laws. If, after such good faith effort, CEMEX cannot comply with any such laws, the tender offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the holders residing in such jurisdiction.

This announcement has been issued by and is the sole responsibility of CEMEX. In accordance with normal practice, the Dealer Manager expresses no opinion on the merits of the tender offer, nor does the Dealer Manager accept any responsibility for the accuracy and completeness of this announcement or any other document prepared in connection with the tender offer.

The Tender Agent and Information Agent for the tender offer is:

Global Bondholder Services Corporation

Attn: Corporate Actions

65 Broadway – Suite 404

New York, New York 10006

United States

Banks and Brokers call: +1 (212) 430-3774

All others call toll free (U.S. only): +1 (866) 470-3700

Email: contact@gbsc-usa.com

By Facsimile:

(For Eligible Institutions only):

+1 (212) 430-3775/3779

Confirmation:

+1 (212) 430-3774

By Mail: 65 Broadway – Suite 404 New York, NY 10006	By Overnight Courier: 65 Broadway – Suite 404 New York, NY 10006	By Hand: 65 Broadway – Suite 404 New York, NY 10006

Any questions or requests for assistance or for additional copies of the Offer to Purchase may be directed to the Information Agent at one of its telephone numbers above. A holder may also contact the Dealer Manager at its telephone numbers set forth below or its broker, dealer, custodian bank, commercial bank, depository, trust company or other nominee for assistance concerning the tender offer.

The Dealer Manager for the tender offer is:

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

Attn: Global Liability

Management Group

Toll Free: +1 (888) HSBC-4LM

Collect: +1 (212) 525-5552

The Offer to Purchase and the Letter of Transmittal will be available online at http://gbsc-usa.com/Cemex/ until the consummation or termination of the tender offer.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the final terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.